Exhibit 1

                        Commtouch Reports Q2 2001 Results

MOUNTAIN VIEW, CALIF., (JULY 24, 2001) -- Commtouch (Nasdaq: CTCH), a leading provider of messaging solutions and software to telcos, data centers, ISPs and ASPs, today announced results for the second quarter of 2001. Revenues for the quarter were $4.4 million, an 8.7% increase over the first quarter and in line with previous estimates. Total operating expenses for the quarter were $9.6 million, a significant reduction from the previous quarter expenses of $16.6 million. Expenses for the second quarter include $3.2 million of depreciation and amortization.

Gideon Mantel, CEO of Commtouch noted, "Despite a very challenging economic environment, we are very pleased with our results and progress in the second quarter of 2001. Our channel strategy is being successfully implemented and as a result we are building a significant pipeline of potential revenue. The quality of our revenue continues to improve with 58% of revenues being derived from enterprises."

Sunil Bhardwaj, CFO of Commtouch noted, "The significant reduction in operating expense for the quarter reflects the success of our cost containment programs and contributed directly to us retaining a cash balance of $9.1 million at June 30, 2001 despite approximately $1 million of restructuring payments. We were able to implement these cost reductions while maintaining a high level of up-time and customer service. To operate on a positive cash basis in 2002 we are further curtailing our investment in certain discretionary activities. These reductions, coupled with the attainment of the full benefit of our previous cost containment efforts, are designed to further reduce expenses in the second half of 2001 and thereafter. During the quarter we also completed the build out of our highly scalable-hosted exchange enterprise product offering and raised additional equity of $0.8 million to fund the expansion of our majority owned subsidiary Commtouch K.K. (Japan)."

Mantel further noted, "Based on the cash balance at June 30, 2001 and current projections of revenues and related expenses, the Company believes it has sufficient cash to continue operations. However, as previously announced, the Company desires to raise at least $5 million of additional cash from investors. The additional capital will be utilized to accelerate product development and capitalize on the increase in demand for outsourcing services as the economy improves."

                                 About Commtouch

Commtouch is the leading provider of hosted messaging and collaboration solutions to service providers. Commtouch enterprise-class services include Microsoft Exchange 2000 and open standards messaging, either as hosted or onsite solutions that deliver a high level of performance, reliability, scalability and security. Hosted messaging and collaboration Powered by Commtouch(TM) includes unified communications, wireless, Web-based administration and revenue generating capabilities. Through its subsidiary Wingra Technologies, the company provides enterprise migration tools and services.

Founded in 1991, Commtouch is a global company, headquartered in Netanya, Israel and Mountain View, CA. To learn how Commtouch solutions are designed to meet today's enterprise messaging and collaboration needs, visit http://www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy both domestic as well as international; fewer than expected new-partner relationships; competitive factors including pricing pressures; technological developments, and products offered by competitors; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products as well as those risks described in the Company's registration statement on Form 20-F filed with the SEC on May 16, 2001, which is available through www.sec.gov.

 NOTE: Commtouch is a registered trademark of Commtouch Software Ltd. Terms and product names in this document may be trademarks of others.


                                      # # #


(C)2001 Commtouch Software, Ltd.   All rights reserved.
Commtouch is a registered trademark of Commtouch Software Ltd.
Terms and product names in this document may be trademarks of others.

                             COMMTOUCH SOFTWARE LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                         June 30,   December 31,
                                                           2001         2000
                                                         -------       -------
                                                       (unaudited)
Assets
Current assets:
  Cash and cash equivalents                              $ 9,095       $20,831
  Deposit to secure guarantee                                596          --
  Marketable securities                                     --           8,607
  Trade receivables, net                                   1,770         4,355
  Prepaid expenses and other accounts receivable           1,556         3,626
                                                         -------       -------
          Total current assets                            13,017        37,419
Long-term lease deposits                                   1,244         1,440
Severance pay fund                                           642           949
Property and equipment, net                               18,291        19,417
Long-term investment                                       2,000         2,000
Goodwill and other purchased intangibles, net             14,255        16,055
                                                         -------       -------
                                                         $49,449       $77,280
                                                         =======       =======
Liabilities and Shareholders' Equity
Current liabilities:
  Bank credit line and current maturities
     of bank loans and capital leases                        383         1,115
  Accounts payable                                         2,091         4,205
  Employee and payroll accruals                            1,523         3,279
  Deferred revenues                                        1,907         1,523
  Accrued expenses and other liabilities                   3,571         3,529
                                                         -------       -------
          Total current liabilities                        9,475        13,651
                                                         -------       -------
Long-term maturities of bank loans and capital leases        739           841
Accrued severance pay                                        791           984
                                                         -------       -------
                                                           1,530         1,825
                                                         -------       -------

Minority interest                                            369            76
                                                         -------       -------
Shareholders' equity                                      38,075        61,728
                                                         -------       -------
                                                         $49,449       $77,280
                                                         =======       =======

                                                       COMMTOUCH SOFTWARE LTD.
                                           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                              (In thousands, except per share amounts)

                                                                          Three Months Ended                 Six Months Ended
                                                                              June 30,                           June 30,
                                                                     --------------------------          --------------------------
                                                                       2001            2000              2001            2000
                                                                     --------          --------          --------          --------
                                                                    (unaudited)       (unaudited)      (unaudited)       (unaudited)
Revenues:
  Email services                                                     $  3,974          $  5,009          $  7,983          $  8,606
  Software licenses                                                       383              --                 383              --
                                                                     --------          --------          --------          --------
           Total revenues                                               4,357             5,009             8,366             8,606
                                                                     --------          --------          --------          --------

Cost of revenues:
  Email services                                                        3,734             2,784             8,578             4,905
  Software licenses                                                      --                --                --                --
                                                                     --------          --------          --------          --------
            Total cost of revenues                                      3,734             2,784             8,578             4,905
                                                                     --------          --------          --------          --------
Gross profit (loss)                                                       623             2,225              (212)            3,701
                                                                     --------          --------          --------          --------
Operating expenses:
  Research and development                                              2,520             2,270             5,466             4,263
  Sales and marketing                                                   2,856             6,404             9,351            11,150
  General and administrative                                            2,886             2,576             8,638             4,682
  Amortization of prepaid marketing expense                              --               1,941              --               3,882
  Amortization of stock-based employee
    deferred compensation                                                 481               762               962             1,525
  Amortization of goodwill and other
    purchased intangibles                                                 891              --               1,800              --
                                                                     --------          --------          --------          --------
          Total operating expenses                                      9,634            13,953            26,217            25,502
                                                                     --------          --------          --------          --------
Operating loss                                                         (9,011)          (11,728)          (26,429)          (21,801)
Interest and other income, net                                            464               931               729             1,869
Minority interest                                                          21              --                  43              --
                                                                     --------          --------          --------          --------
Net loss                                                             $ (8,526)         $(10,797)         $(25,657)         $(19,932)
                                                                     ========          ========          ========          ========

Basic and diluted net loss per share                                 $  (0.50)         $  (0.71)         $  (1.51)         $  (1.31)
                                                                     ========          ========          ========          ========

Weighted average number of shares used in
  computing basic and diluted net loss
  per share                                                            17,040            15,261            16,940            15,205
                                                                     ========          ========          ========          ========

Net Loss
-as adjusted (1)                                                     $ (7,154)         $ (8,094)         $(22,895)         $(14,525)
                                                                     --------          --------          --------          --------
Basic and diluted net loss per share
-as adjusted (1)                                                     $  (0.42)         $  (0.53)         $  (1.35)         $  (0.96)
                                                                     --------          --------          --------          --------

(1) Excludes charges for amortization of prepaid marketing expenses, stock-based employee deferred compensation and goodwill and other purchased intangibles.


                                                                            Three Months Ended                Six Months Ended
                                                                                  June 30,                         June 30,
                                                                         -----------------------           -----------------------
                                                                          2001             2000             2001             2000
                                                                         ------           ------           ------           ------
                                                                       (unaudited)      (unaudited)      (unaudited)     (unaudited)
(1) Stock-based employee deferred
compensation relates to the following:

Cost of revenues                                                         $   16           $   25           $   32           $   50
Research and development                                                     45               71               90              142
Sales and marketing                                                         126              199              251              398
General and administrative                                                  294              467              589              935
                                                                         ------           ------           ------           ------
                   Total                                                 $  481           $  762           $  962           $1,525
                                                                         ======           ======           ======           ======